UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

RMR REAL ESTATE INCOME FUND
(Name of Issuer)

Auction Preferred Shares (Series Th)
(Title of Class of Securities)

74965J601
(CUSIP Number)

JULY 31, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74965J601
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Royal Bank of Canada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54 (Series Th)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54 (Series Th)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54 (Series Th)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.3%
12	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 74965J601
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RBC Capital Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 54 (Series Th)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 54 (Series Th)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54 (Series Th)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 59.3%
12	TYPE OF REPORTING PERSON (see instructions) BD

Item 1(a).	Name of Issuer:

RMR Real Estate Income Fund

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Newton Place 255 Washington Street Newton, MA 02458

Item 2(a).	Name of Person Filing:

1.Royal Bank of Canada 2. RBC Capital Markets, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1 200 Bay Street Toronto, Ontario M5J 2J5 Canada 2 200 Vesey Street New York, New York 10281

Item 2(c).	Citizenship:

See Item 4 of the cover pages.

Item 2(d).	Title of Class of Securities:

Auction Preferred Shares (Series Th)

Item 2(e).	CUSIP Number: 74965J601

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		54
	(b)	Percent of Class:		59.3%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	54
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	54

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

RBC Capital Markets, LLC is an indirectly wholly owned subsidiary of Royal Bank of Canada.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2016

ROYAL BANK OF CANADA

/s/ John Penn1

Signature John Penn/Authorized Signatory

Name/Title

RBC CAPITAL MARKETS, LLC

/s/ John Penn2

Signature John Penn/Authorized Signatory

Name/Title

1 This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on August 9, 2013 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

2 This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

Index to Exhibits

Exhibit	Exhibit

A.	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G/A with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G/A.  In evidence thereof, the undersigned hereby execute this Agreement as of August 3, 2016.

ROYAL BANK OF CANADA

/s/ John Penn3

Signature John Penn/Authorized Signatory

Name/Title

RBC CAPITAL MARKETS, LLC

/s/ John Penn4

Signature John Penn/Authorized Signatory

Name/Title

3 This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on August 9, 2013 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.

4 This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.